Exhibit 99.1

GOLD ROYALTY ENTERS INTO DEFINITIVE AGREEMENT FOR A
SECURED REVOLVING CREDIT FACILITY OF UP TO US$25 MILLION

Vancouver, British Columbia, January 24, 2022 – Gold Royalty Corp. (“Gold Royalty” or, the “Company”) (NYSE AMERICAN: GROY) is pleased to announce that it has entered into a definitive credit agreement with the Bank of Montreal providing for a US$10 million secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional US$15 million of availability (the “Accordion”).

David Garofalo, the Company’s Chairman, President and Chief Executive Officer, commented: “This financing represents another important milestone in the evolution of Gold Royalty into a leading mid-tier royalty and streaming company. In less than one year, we have launched a successful IPO that raised over US$90 million, completed over US$500 million of mergers with three peer companies and proposed the acquisition of a fourth that would see our royalty portfolio grow to 200 royalties, with the majority of our assets located in the tier one jurisdictions of Nevada, Quebec and Australia. The scale and quality of our assets underscore what we believe is a sector-leading growth profile, which has afforded the Company the opportunity to access low-cost and flexible terms on this revolving credit facility that adds liquidity to our existing balance sheet of US$38 million of cash and marketable securities and no debt.”

Josephine Man, the Company’s Chief Financial Officer added: “This revolving credit facility from a major Canadian financial institution supports our growth strategy while allowing Gold Royalty the flexibility to return capital to our shareholders in the form of our recently announced inaugural dividend. The Facility has attractive terms, is competitively priced and the Accordion provides further flexibility as we grow our business. Combined with our healthy balance sheet and outstanding portfolio of royalty assets, the Company has the potential to support further growth in cash flows and dividends in the future.”

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and will bear interest at a rate determined by reference to the Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable. Drawdown is subject to customary conditions and the Facility matures on March 31, 2023. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

About Gold Royalty

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balances portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause GRC’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to the Facility and the Company’s business strategy involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, that the Facility will not be advanced within the expected timeframe, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.